SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9 (RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Superior Essex Inc. (Name Subject Company) Superior Essex Inc. (Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

86815V105
(CUSIP Number of Class of Securities)

Barbara Blackford
Executive Vice President, General Counsel and Secretary
150 Interstate North Parkway
Atlanta, Georgia 30339
(770) 657-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Richard D. Katcher
Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LS CABLE TO ACQUIRE SUPERIOR ESSEX FOR US$900 MILLION, CREATING GLOBAL WIRE AND CABLE INDUSTRY LEADER

-- Transaction Combines Complementary Geographic Footprints and Product Portfolios to Significantly Accelerate Strategic Growth Plans
of Both Companies --

SEOUL, KOREA and ATLANTA, GA, June 11, 2008 – LS Cable Ltd. (SEO: 006260) and Superior Essex Inc. (NASDAQ: SPSX) today announced that they have signed a definitive agreement for LS Cable to acquire Superior Essex to create a wire and cable industry leader with a strong product portfolio and capabilities in power cable, magnet wire, communications cable and copper rod. Under the terms of the agreement, which has been approved by the boards of directors of both companies, Superior Essex shareholders will receive US$45.00 per share in cash, which represents a 50% premium over the year-to-date average closing price of Superior Essex common stock.

“This transaction will make LS Cable a strong global competitor at the forefront of the ongoing wire and cable industry consolidation. Together, we will have worldwide reach through our diverse network of manufacturing and distribution facilities. Given the highly complementary geographic locations of our two companies, this combination greatly expands our global presence. Bringing our companies together accelerates both companies’ strategic plans and will position us to leverage our operations to drive value and to capture synergies between the two businesses,” said John Koo, chairman of LS Cable.

“This combination is a perfect operational and geographic fit,” said Christopher Koo, vice chairman and chief executive officer of LS Cable. “Both of our companies are highly respected by customers and suppliers in the wire and cable industry. Together, we will significantly enhance the value we offer to all of our customers, as well as to our employees. I have every confidence that this transaction is the right one.”

“This transaction provides fair value to Superior Essex shareholders and is an excellent opportunity to significantly enhance our global expansion and product diversification strategy,” said Stephen Carter, chief executive officer of Superior Essex. “With LS Cable, our employees will be part of an industry leader who is equally committed to operational excellence and to maintaining the quality and service heritage of Superior Essex. LS Cable also has a strong R&D program and gives our company increased global scale. By combining their manufacturing capabilities and product portfolio with our own, we can better meet the needs of our customers and extend our reach into new and growing end-markets. We look forward to working closely with the LS Cable team to realize the many opportunities this combination creates.”

LS Cable has a strong presence in power cable and communications cable, while Superior Essex is the world’s largest producer of magnet wire and a leader in the North American communications cable market. LS Cable has an extensive footprint in Asia and the Middle East, which will be complemented by the operations of Superior Essex in North America, Europe and China.

This combination will allow for LS Cable and Superior Essex to broaden their product offerings to new and existing customers. It will also allow the combined entity to accelerate product introductions into new geographic regions. Additionally, the merger will provide the opportunity for the combined company to realize savings in procurement logistics and expanded vertical integration.

Transaction Summary

Under the terms of the merger agreement, a subsidiary of LS Cable will make a cash tender offer to purchase all of the outstanding shares of Superior Essex common stock for US$45.00 per share, implying a total equity value of approximately US$900 million. Promptly following completion of the tender offer, the parties will effect a second-step merger in which remaining Superior Essex shareholders will receive the same price per share.

LS Cable noted that it has fully committed financing that, together with its available cash resources and lines of credit, will provide the financing necessary to complete the transaction. The tender offer will not be subject to a financing contingency.

LS Cable expects to commence the tender offer on July 1, 2008, the day it completes its previously announced internal corporate reorganization and changes its name to LS Corp. The transaction is subject to customary closing conditions and regulatory approvals, including the tender of a majority of the outstanding shares of Superior Essex. The expiration date of the tender offer will be July 31, 2008, unless extended.

Macquarie Securities Korea Limited and Macquarie Capital (USA) Inc. acted as Korean and U.S. financial advisors to LS Cable. Cleary Gottlieb Steen & Hamilton LLP acted as U.S. legal counsel to LS Cable, and Kim & Chang acted as Korean legal counsel to LS Cable. J.P. Morgan Securities Inc. acted as exclusive financial advisor to Superior Essex. Wachtell, Lipton, Rosen & Katz acted as U.S. legal counsel to Superior Essex, and Bae, Kim & Lee LLC acted as Korean legal counsel to Superior Essex.

Profile of the Combined Company

The combined company will have pro forma consolidated 2007 revenues of US$12.8 billion and will be the third largest wire and cable manufacturing company in the world.

Following the close of the transaction, Superior Essex will continue to operate under its current name as a wholly-owned subsidiary of LS Cable. Superior Essex will maintain its headquarters in Atlanta and its manufacturing and distribution facilities in the United States, Canada, China, France, Germany, Italy, Mexico, Portugal and the United Kingdom.

LS Cable currently expects that there will be no changes in the operations or workforce of Superior Essex as a result of the transaction and intends to run the company with its existing management and employees. Superior Essex will continue to execute its previously announced global magnet wire factory restructuring activities.

About LS Cable

LS Cable is a leading wire and cable manufacturer with headquarters located in Korea. LS Cable has 6,100 employees and more than 25 manufacturing sites located in 12 countries, with operations on three continents. LS Cable was founded in Korea in 1962 and it became a listed company on the Stock Market Division of Korea Exchange (formerly known as Korea Stock Exchange) in June 1977. LS Cable provides a wide range of energy and telecom cable solutions as well as electronic components and industrial machinery for the energy infrastructure, construction, automotive, railway, telecommunication and electronic industries.

With high, medium, and low voltage power cables, LS Cable meets its customers’ demands for cable and cable systems for power transmission and distribution in energy infrastructure and related industries. LS Cable also serves the needs of customers for optical communication which is the platform of broadband networks. LS Cable offers various optical cables and optical fibers of single and multi mode for LAN, access, long distance and metropolitan networks. LS Cable also supplies coaxial cables, UTP cables and FTTH (Fiber to The Home) solutions for rapid and massive data transmission.

For more information about LS Cable, please visit our website at www.lscable.com

About Superior Essex

Superior Essex Inc., a FORTUNE 1,000 company, is one of the largest wire and cable manufacturers in the world. The Company manufactures and supplies a broad portfolio of wire and cable products for the communications, energy, automotive, industrial, and commercial & residential end-markets. It is a leading manufacturer of magnet wire, fabricated insulation products, and copper and fiber optic communications wire and cable. It is also a leading distributor of magnet wire, insulation and related products.

Additional information on the Company can be found on its website at www.superioressex.com

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Essex. At the time the subsidiary of LS Cable commences the tender offer, it will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Superior Essex will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Superior Essex, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by LS Cable with the SEC) and the Superior Essex Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov.

Forward-Looking Statements and Risk Factors

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Superior Essex and certain of the plans and objectives of Superior Essex with respect to these items, including without limitation, completion of the tender offer and merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will be completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors, including, the risk factors detailed in Superior Essex’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q, that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements are only as of the date they are made, and we do not undertake to update these statements to reflect subsequent changes except as required by federal securities law.

Contacts: For LS Cable: Kekst and Company Victoria Weld/Kimberly Kriger 212-521-4800 LS Cable Dong Hee Keum +82-2-2189-9302 (LS Cable) +82-11-319-5580 (Mobile)

For Superior Essex: Peggy Reilly Tharp Director, Investor Relations 770-657-6246